Filed by Blue Owl Technology Finance Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Technology Finance Corp. II

Commission File No. 000-56371

File No. of Related Registration Statement: 333-283413

Blue Owl’s BDCs—Overview Diversified Strategy Technology Strategy Blue Owl Blue Owl Technology Blue Owl Blue Owl Capital Blue Owl Capital Blue Owl Credit Technology Finance Technology Corp. Corp. II Income Corp. Finance Corp. Corp. II Income Corp. (NYSE: OBDC) (“OBDC II”) (“OCIC”) (“OTF”) (“OTF II”) (“OTIC”) Financials As of Date (Preliminary) 12/31/20241 9/30/2024 9/30/2024 9/30/2024 9/30/2024 9/30/2024 Evergreen Evergreen Structure Publicly Traded Private BDC Private BDC Private BDC Non-Traded BDC Non-Traded BDC Year Launched 2016 2017 2020 2018 2021 2022 Investments at Fair Value $17.4bn $2.1bn $24.8bn $6.4bn $5.1bn $5.0bn Funding Profile Total Debt (Principal)2 $10.1bn $0.9bn $11.8bn $3.0bn $2.5bn $2.1bn Total Assets $18.3bn $2.1bn $25.8bn $6.7bn $5.4bn $5.2bn Total Net Assets $7.8bn $1.2bn $13.2bn $3.6bn $4.1bn7 $2.9bn Net Debt-to-Equity3 1.2x 0.8x 0.9x 0.8x 0.9x 0.7x % Unsecured Debt4 42% 47% 45% 51% 31% 13% IG Credit Ratings5 445431 Liquidity6 $4.0bn $0.2bn $2.2bn $1.0bn $3.2bn $0.5bn Merger announced & close pending shareholder approval Past performance is not a guarantee of future results. OBDC II, OTF, OTF II are currently closed to new equity investors. The views expressed are Credit’s views as of the date of this presentation and may change without notice as market and other conditions change. All investments involve risk including potential loss of principal. 1. Based on unaudited preliminary financial results as of December 31, 2024 on a pro forma combined basis for OBDC and OBDE. 2. Net of deferred financing costs. 3. Net of cash. 4. As a percentage of funded debt. 5. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. For complete ratings definitions please visit www.moodys.com, www.standardandpoors.com, www.fitchratings.com and www.krollbondratings.com. 6. Includes 18 cash, debt available, and for OTF II, undrawn equity. 7. Represents total committed equity.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition of OTF or OTF II or the two-step merger (collectively, the “Mergers”) of OTF II with and into OTF. The forward-looking statements may include statements as to: future operating results of OTF and OTF II and distribution projections; business prospects of OTF and OTF II and the prospects of their portfolio companies; and the impact of the investments that OTF and OTF II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OTF and OTF II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the incoming administration), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OTF’s and OTF II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OTF and OTF II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Technology Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Technology Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OTF’s and OTF II’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OTF and OTF II have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OTF and OTF II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OTF and OTF II in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OTF and OTF II have filed with the SEC and intend mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OTF has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes the Joint Proxy Statement and a prospectus of OTF. The Joint Proxy Statement and Registration Statement each contain important information about OTF, OTF II, the Mergers and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OTF AND OTF II ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OTF, OTF II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OTF and OTF II at https://www.blueowlproducts.com/otf-otf-ii-merger.

Participation in the Solicitation

OTF, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OTF II, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors II LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF II is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OTF and OTF II shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.